

05044852



RECEIVED
NOV 2 9 2005
192
SEC MAIL PROCESSING SECTION
WASH. D.C.


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-51980 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROIKA DIALOG USA, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Greenwich Street
(No. and Street)

| New York | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mapes (646) 613-0426
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER LLP
(Name – *if individual, state last, first, middle name*)

| 3000 Marcus Avenue | Lake Success | NY | 11042-1066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Mapes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troika Dialog USA, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

C.O.O.

Title



Notary Public

LESLIE ANCHALUISA
Notary Public, State of New York
No. 01AN6102602
Qualified in Queens County
Commission Expires Dec. 8, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROIKA DIALOG


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C.
192
SECTION

* * * * * * * * * * * * * * * * * * * *

# STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2005

* * * * * * * * * * * * * * * * * * *

401 Greenwich Street • 4th Floor • New York, NY 10013 • [Main] 646.613.0426 • [Trading] 646.613.8585 • [Fax] 646.613.8584 • [Web] www.troika.ru

# TROIKA DIALOG USA, INC.

## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2005

### A S S E T S

| | |
|---|---|
| Cash and cash equivalents | $ 241,776 |
| Receivable from broker, dealer and clearing organization | 138,911 |
| Property and equipment, net | 113,440 |
| Due from affiliates | 804,678 |
| Loans receivable, employee | 50,000 |
| Prepaid expenses | 25,308 |
| Prepaid income taxes | 7,341 |
| Other assets | 39,920 |
| | $ 1,421,374 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 28,905 |
| Capital lease payable | 8,862 |
| Due to parent | 149,743 |
| | 187,510 |
| Commitments | |
| Stockholder's equity: | |
| Common stock, $1 par value; 3,000 shares authorized, 1 share issued and outstanding | 1 |
| Additional paid-in capital | 9,253,862 |
| Deficit | (8,019,999) |
| | 1,233,864 |
| | $ 1,421,374 |

**The accompanying notes are an integral part of this financial statement.**

# TROIKA DIALOG USA, INC.

# NOTES TO FINANCIAL STATEMENT

## 1. ORGANIZATION:

Troika Dialog USA, Inc. (the "Company") was organized on January 17, 1997 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On January 14, 2000, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of TD ESOP (Cayman) Limited, a foreign corporation.

The Company transacts its business with U.S. and foreign broker dealers and customers, including affiliated broker dealers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis, as if the transactions have settled.

Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer, and clearing organization is a result of the Company's normal securities transactions.

## 4. PROPERTY AND EQUIPMENT, NET:

Property and equipment consists of the following:

| | |
|---|---|
| Furniture | $ 21,538 |
| Equipment | 215,530 |
| Leasehold improvements | 69,841 |
| | 306,909 |
| Accumulated depreciation and amortization | (193,469) |
| | $ 113,440 |

## 5. DUE FROM AFFILIATES:

The Company has entered into a brokerage service agreement with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service.

In addition, the Company has agreed to share in certain operational expenses of the affiliates incidentally to, or arising out of, the brokerage service agreement and the execution of the trades. Such expenses include office space, analytical research, legal and technical support and shared staff.

## 6. LOANS RECEIVABLE, OFFICER AND EMPLOYEE

Loans receivable, officer and employee bear interest at 10% per annum and are due on demand.

## 7. DUE TO PARENT:

Amounts due to parent are non-interest bearing and due on demand.

## 8. LEASES:

The Company is obligated under an operating lease for its office premises. This lease expires on March 31, 2008.

Future minimum annual rent payments are as follows:

| Year Ended September 30, | Amount |
|---|---|
| 2006 | $ 83,771 |
| 2007 | 85,866 |
| 2008 | 43,463 |
| | $ 213,100 |

The Company is the lessee of telephone equipment under a capital lease expiring in 2007. The asset and liability under the capital lease is recorded at the present value of the minimum lease payments. The lease carries with it a bargain purchase option in the sum of $100. The telephone equipment has an original cost of $14,726 and is being depreciated over 5 years under the straight-line method. The net book value at September 30, 2005 is $10,052.

Minimum future lease payments under the capital lease as of September 30, 2005 is as follows:

| Year Ended September 30, | Amount |
|---|---|
| 2006 | $ 5,513 |
| 2007 | 3,349 |
| | $ 8,862 |

The interest rate on the capitalized lease is approximately 15% and is computed based on the lessors implicit rate of return.

## 9. 401(k) PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary up to statutory limitations. The Company is not required to make matching contributions.

## 10. INCOME TAXES:

The Company has remaining net operating loss carryforwards which are available to offset future taxable income expiring as follows:

| Year Ended September 30, | Amount |
|---|---|
| 2019 | $ 318,000 |
| 2020 | 525,000 |
| 2021 | 1,459,000 |
| 2022 | 1,725,000 |
| 2023 | 2,944,000 |
| 2025 | 869,000 |
| | $ 7,840,000 |

The Company also has remaining charitable contribution carryforwards, which are available to offset future taxable income expiring as follows:

| Year Ended September 30, | Amount |
|---|---|
| 2006 | $ 600 |
| 2009 | 5,000 |
| 2010 | 10,850 |
| | $ 16,450 |

A deferred tax asset and liability has been established to account for temporary differences arising from the use of different depreciation methods for financial reporting purposes than for tax purposes and for the future benefit expected to arise as a result of the net operating loss carryforwards and charitable contribution carryforwards.

A 100% valuation allowance has been established for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near-term utilization of such benefit. For the year ended September 30, 2005 the valuation allowance has increased by $466,000.

The net deferred tax asset and liability at September 30, 2005 consists of the following:

| | |
|---|---|
| Deferred tax asset | $ 4,107,000 |
| Deferred tax liability | (17,000) |
| Valuation allowance | (4,090,000) |
| Net deferred tax asset | $ -0- |

## 11. CLEARANCE AGREEMENT:

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is included in receivable from broker, dealer and clearing organization.

## 12. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At September 30, 2005, the Company had net capital, as defined, of $192,873, which exceeded the required minimum net capital of $100,000 by $92,873. Aggregate indebtedness at September 30, 2005 totaled $187,510. The ratio of aggregate indebtedness to net capital was .97 to 1.

## 13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At September 30, 2005, this credit risk amounted to $152,001.

## 14. CONCENTRATION:

The Company's commission income is derived primarily from activity with foreign affiliated entities pursuant to a brokerage service agreement whose trades are concentrated in the Russian capital markets.

## 15. OPERATING DEFICIENCIES:

The Company's parent has indicated that it intends to fund any future financing or operating deficiencies in order to keep the Company in compliance with minimum net capital requirements.

* * * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of September 30, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * * *

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Troika Dialog USA, Inc.

We have audited the accompanying statement of financial condition of Troika Dialog USA, Inc. as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Troika Dialog USA, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
November 17, 2005